6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 6, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

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Michael Grabicki
Phone:     +49 621 60-99938
Cell:      +49 172 74 91891
Fax:       +49 621 60-92693
michael.grabicki@basf.com


US media contact:
Timothy Andree
Phone:     +1 973 245-6078
Cell:      +1 973 519-5195
Fax:       +1 973 245-6715
andreet@basf.com


Analysts/Investors contact:
Magdalena Moll
Phone:     +49 621 60-48002
Fax:       +49 621 60-22500
magdalena.moll@basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen, Germany
Phone:+49 621 60-0
http://www.basf.com
Corporate Media Relations
Phone: +49 621 60-20710
Fax:     +49 621 60-92693
presse.kontakt@basf.com

BASF Clears Federal Trade Commission Review

>>       BASF extends tender offer to March 3, 2006

Ludwigshafen, Germany, February 6, 2006 - BASF Aktiengesellschaft
(Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to BASF's tender offer for all of the issued and outstanding shares of common stock of Engelhard Corporation (NYSE: EC) has expired. As a result, BASF is free under U.S. antitrust laws to proceed with its proposed acquisition of Engelhard.

BASF has already made the regulatory filings required under the EU Merger Regulation and the laws of a number of other jurisdictions necessary for the consummation of its tender offer. BASF currently anticipates that the necessary approvals will be obtained, and the related regulatory conditions to its tender offer will be satisfied, on or about the end of this month. As a result, BASF, through its wholly owned subsidiary, Iron Acquisition Corporation, has extended the expiration date of its cash tender offer to 5:00 p.m., New York City time, on Friday, March 3, 2006.

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Page 2

The tender offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Monday, February 6, 2006. BASF has been informed by The Bank of New York, the Depositary for the offer, that, as of 5:00 p.m., New York City time, on February 3, 2006, a total of 54,896 shares of Engelhard common stock had been tendered into the offer and not withdrawn. As a consequence of the extension of the expiration date, holders of Engelhard common stock may tender their shares until 5:00 p.m., New York City time, on Friday, March 3, 2006, unless the offer is further extended.

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than (euro)37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.


BASF currently intends to solicit proxies for use at Engelhard's 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF's nominees identified in the preliminary proxy statement on
Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC"), and to vote on any other matters that shall be voted upon at Engelhard's 2006 annual meeting of stockholders. On February 1, 2006, BASF filed a preliminary proxy statement on Schedule 14A with the SEC in connection with this solicitation of proxies. All Engelhard stockholders are strongly encouraged to read the preliminary proxy statement and the definitive proxy statement when it is available, because they will contain important information. Engelhard stockholders may obtain copies of the preliminary proxy statement and related materials for free at the SEC's website at www.sec.gov.

The identity of people who, under SEC rules, may be considered "participants in a solicitation" of proxies from Engelhard stockholders for use at Engelhard's 2006 annual meeting of stockholders and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the preliminary proxy statement on Schedule 14A that BASF filed with the SEC on February 1, 2006.

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Page 3

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BASF Aktiengesellschaft


Date: February 6, 2006          By: /s/ Elisabeth Schick
                                ------------------------------------
                                Name: Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen
                                and Europe


                                By: /s/ Christian Schubert
                                ------------------------------------
                                Name: Christian Schubert
                                Title: Director Corporate Communications
                                BASF Group